Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-197640
October 17, 2014

PepsiCo, Inc.
4.250% Senior Notes due 2044

Issuer:	PepsiCo, Inc.
Ratings (Moody’s / S&P):	A1 / A- (stable outlook / stable outlook)
Trade Date:	October 17, 2014
Settlement Date (T+3):	October 22, 2014
Title of Securities:	4.250% Senior Notes due 2044
Aggregate Principal Amount Offered:	$500,000,000
Maturity Date:	October 22, 2044
Interest Payment Dates:	Semi-annually on each April 22 and October 22, commencing on April 22, 2015
Benchmark Treasury:	3.375% due May 15, 2044
Benchmark Treasury Yield:	2.958%
Spread to Treasury:	+130 bps
Re-offer Yield:	4.258%
Coupon:	4.250%
Price to Public:	99.865%
Optional Redemption:	Prior to April 22, 2044, make-whole call at Treasury rate plus 20 basis points; par call at any time on or after April 22, 2044
Daycount Fraction:	30/360
CUSIP/ISIN:	713448 CQ9/US713448CQ97
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Bookrunners:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BBVA Securities Inc. Morgan Stanley & Co. LLC UBS Securities LLC
Muriel Seibert & Co., Inc. SG Americas Securities, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

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An explanation of the significance of ratings may be obtained from the ratings agencies.  Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s.  Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526,  J.P. Morgan Securities LLC toll-free at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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